UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________________________________

SCHEDULE 14F-1

_______________________________________________

REPORT OF CHANGE IN MAJORITY OF DIRECTORS

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF

THE SECURITIES EXCHANGE ACT OF 1934 AND

RULE 14f-1 THEREUNDER

THE ANDINA GROUP, INC.

(Name of Registrant as Specified in its Charter)

Nevada	000-54032	20-1445018
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

260 Madison Avenue, 8th Floor New York, New York 10016
(Address of principal executive office)

646-862-1511
(Registrant’s telephone number)

Approximate Date of Mailing: July 13, 2011

THE ANDINA GROUP, INC.

260 Madison Avenue, 8th floor

New York, NY 10016

INFORMATION STATEMENT

PURSUANT TO

SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

INTRODUCTION

This Information Statement (this “Information Statement”), is being furnished to all holders of record of common stock, par value $0.001 per share (the “Common Stock”), of The Andina Group, Inc., a Nevada corporation (“Andina”, “we”, “our” or the “Company”) at the close of business on July 7, 2011 (the “Record Date”) in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 promulgated under the Exchange Act, in connection with an anticipated change in majority control of Andina’s Board of Directors (the “Board”) other than by a meeting of shareholders.  This Information Statement is being mailed to the shareholders on or about July 13, 2011.

NO VOTE OR OTHER ACTION OF THE COMPANY'S SHAREHOLDERS

IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.

NO PROXIES ARE BEING SOLICITED AND

YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

CHANGE IN CONTROL

On March 24, 2011, the Company and Burke Green (“Green”) entered into and closed a Securities Purchase Agreement (the “Purchase Agreement”) with Foster Jennings, Inc., a Delaware corporation (“FJ”) whereby Green sold 4,962,500 shares (the “Control Shares”) of the Company’s Common Stock to FJ for an aggregate purchase price of $397,500. Under the Purchase Agreement, Green agreed to indemnify and hold FJ harmless with respect to any material breach of any representations made by Green or the Company in the Purchase Agreement and certain liabilities and obligations of the Company related to the period prior to the closing of the purchase of the Control Shares (the “Closing”).

The Control Shares were purchased with working capital in a private transaction.  The working capital to acquire the Control Shares was funded by means of a bridge loan provided to FJ by Pinewood Trading Fund L.P. and F Berdon & Co., LP, accredited investors who are not affiliated with FJ (the “Lenders”).  The bridge loan is evidenced by two senior secured promissory notes of FJ in the aggregate principal amount of $420,000 (collectively, the “Notes”), which mature upon the earlier of (i) July 15, 2011 or (ii) the occurrence of either a “change of control”, a “qualified financing” or a “reverse merger,” as such terms are described therein.  The Notes are secured by a first priority lien covering all of the assets of FJ, including, without limitation, a pledge of (x) the Control Shares and (y) 1,500 shares of common stock of FJ’s wholly-owned subsidiary Realty Commissions, Inc. (the “Subsidiary”), which constitutes 100% of the outstanding common stock of the Subsidiary.  In addition, the repayment of the Note is guaranteed by the Subsidiary (the “Subsidiary Guarantee”), as well as by personal guarantees of Scott W. Hartman and Andrew B. Scherr.  The Subsidiary Guarantee is secured by a first priority lien covering all of the assets of the Subsidiary.  In addition, pursuant to a letter agreement and as further consideration for providing the Bridge Loan, the Lenders received an aggregate of 315,000 shares of the Company’s Common Stock that were acquired from certain minority shareholders of the Company at the time of FJ’s acquisition of the Control Shares, which share amount is subject to upward adjustment in certain circumstances.  Lastly, FJ, the Lenders and a third party collateral agent entered into a Collateral Agent Agreement which provides for, inter alia, the orderly administration of the collateral securing the repayment of the Notes and the exercise of voting rights with respect to the Control Shares upon the occurrence and the continuation of an Event of Default as defined in the Notes.

At the Closing, Green resigned as President, Chief Executive Officer, Chief Financial Officer and Secretary of the Company effective upon the Closing and subsequently resigned as a director of the Company, effective eleven days after a definitive Information Statement prepared in accordance with Securities and Exchange Commission (“SEC”) Rule 14f-1 is disseminated to the shareholders of the Company. (This is the Information Statement referred to in the preceding sentence and therefore, Green’s resignation as a director of the Company will take place eleven days after the mailing of this Information Statement to shareholders of the Company.) At the Closing, Mr. Andrew B. Scherr was elected as a director, Chief Financial Officer and Secretary of the Company and Scott Hartman was elected as President and Chief Executive Officer of the Company.

 As a result of these transactions, control of the Company passed to FJ (the “Change in Control”).

On the eleventh day after this  Information  Statement  has been filed and distributed to shareholders, Mr. Andrew B. Scherr, who will be at such time the sole director of the Company, intends to appoint the other individual named herein under “Directors and Officers After the Change in Control” as director of the Company.

As of July 7, 2011, the Company had 6,146,600 shares of Common Stock issued and outstanding and no shares of preferred stock issued and outstanding.  Each share of Common Stock is entitled to one vote.  Shareholders of the Company will have the opportunity to vote with respect to the election of directors at the next annual meeting of the Company’s shareholders.

DIRECTORS AND OFFICERS

PRIOR TO THE CHANGE IN CONTROL

The following table sets forth information regarding the Company’s executive officers and directors prior to the Change in Control.  All directors serve until the next annual meeting of shareholders or until their successors are elected and qualified.  Officers are elected by the Board and their terms of office are at the discretion of the Board.

Name	Age	Position
Burke Green	43	President, Chief Executive Officer and Chief Financial Officer until March 24, 2011 and Director since July 2006

Burke Green is a director of the Company. Mr. Green graduated from Ricks College in 1988 with a degree in Business. Mr. Green currently runs his own network marketing firm, KAATN of Wyoming.

He was an independent distributor for the network marketing company USANA Health Sciences from 1992 until early 2005 when be became an independent distributor for the network marketing company Monavie in April 2005. From 1988 until the present, Mr. Green has been working in the network marketing and business development industry.

DIRECTORS AND OFFICERS

AFTER THE CHANGE IN CONTROL

Effective as of the eleventh day after this Information Statement has been filed and distributed to shareholders, the resignation of Burke Green as a director of the Company will become effective and the sole remaining director, Andrew B. Scherr, intends to appoint Scott Hartman as a director of the Company.  All directors serve until the next annual meeting of shareholders or until their successors are elected and qualified.  Officers are elected by the Board and their terms of office are at the discretion of the Board.  There is no family relationship between any of the proposed directors or executive officers.

Name	Age	Title
Scott W. Hartman	48	Chief Executive Officer, President and Director

Andrew B. Scherr	42	Chief Financial Officer, Secretary and Director

Scott W. Hartman has served as the Company’s Chief Executive Officer and President since March 24, 2011. Mr. Hartman has over 20 years experience in business and financial service industries. Mr. Hartman is a co-founder of Foster Jennings, Inc. a financial services firm and the controlling stockholder of the Company and has acted as its Chief Executive Officer since its inception in June of 2010.  In 2004, Mr. Hartman co-founded and continues to serve as Managing Director of SeaView Mezzanine Fund, LP, a private equity fund based in New York City, that invests in profitable and established small and mid-size businesses.  From August 2005 until July 2006, Mr. Hartman served as Chief Executive Officer and Director at WQN, Inc., a publicly traded online long distance calling service provider.  From September 1994 to November 2003, Mr. Hartman co-founded and acted as Managing Director of Unique Partners, a leveraged buyout firm, based in Southern California. Mr. Hartman, as Chairman of the Board, led Hawker Pacific Aerospace, a Unique Partners portfolio company and an aviation services provider, through its NASDAQ public offering in 1996. From 1991 until 1993, Mr. Hartman was Chief Executive Officer and President of Nucor World Industries, a privately held investment firm that specialized in acquiring small businesses.  From 1989 until 1991, Mr. Hartman was Vice President of Business Development of City National Bank. Prior thereto he worked in various executive positions for Emerson Power Transmission, a division of Emerson Electric Company, a Fortune 500 company, from 1987 until 1989. Currently, Mr. Hartman sits on the Boards of Directors of Genutec Business Solutions, Inc., a business to business technology provider, Symco Group, Inc., a service and hardware/software provider for imaging solutions to the financial services industry and the Greater New York American Diabetes Foundation. Mr. Hartman has a Bachelor of Science degree in Marketing from Indiana University.

Andrew B. Scherr has served as the Company’s Chief Financial Officer, Secretary and as a director since March 24, 2011 and has over 15 years of experience leading transactions as an investment banker, attorney, and structured solutions specialist.  Since June 2010, Mr. Scherr has served as Chief Financial Officer of Foster Jennings, Inc., a financial services firm and the controlling stockholder of the Company.  From February 2008 until January 2011, Mr. Scherr served as Executive Director, Head of Fund Derivatives-Americas, for Nomura Securities International and was responsible for Nomura’s structured fund products efforts in the Americas. From February 2006 until February 2008, Mr. Scherr was Director, Co-Head of Fund Derivatives structuring for Fortis Fund Solutions, and was responsible for building the structured products platform catering to the alternative investment industry for Fortis in the Americas. Earlier in his career, Mr. Scherr participated in a number of significant capital transactions and advised on numerous mergers, acquisitions and restructurings as an investment banker at Deutsche Bank and Salomon Smith Barney.  Mr. Scherr also has experience in venture capital, management consulting and corporate law.  Mr. Scherr holds degrees from The Johns Hopkins University, University of Maryland and Yale University.

CORPORATE GOVERNANCE

Committees of the Board of Directors

We currently do not have standing audit, nominating or compensation committees due to the limited nature of our operations at the current time and the fact that we had only one director and executive officer until March 24, 2011.  Currently, our entire board of directors is responsible for the functions that would otherwise be handled by these committees.  We intend, however, to establish an audit committee, a nominating committee and a compensation committee of the board of directors as soon as practicable following the expansion of our operations, including following our entry into a business combination or related transaction.  We envision that the audit committee will be primarily responsible for reviewing the services performed by our independent auditors, evaluating our accounting policies and our system of internal controls.  The nominating committee would be primarily responsible for nominating directors and setting policies and procedures for the nomination of directors.  The nominating committee would also be responsible for overseeing the creation and implementation of our corporate governance policies and procedures.  The compensation committee will be primarily responsible for reviewing and approving our salary and benefit policies (including stock options), including compensation of executive officers.

Our board of directors has not made a determination as to whether any member of our board of directors is an audit committee financial expert. Upon the establishment of an audit committee, the board will determine whether any of the directors qualify as an audit committee financial expert.

Director Independence

We have determined that the current directors of the Company are not “independent” directors.   The Company is not a "listed company" under SEC rules and is therefore not required to have independent directors.

Board Leadership Structure and Role in Risk Oversight

Our Board currently consists of two members: Burke Green, whose resignation as director will take effect eleven days after the first mailing of this Information Statement, and Andrew B. Scherr, who also serves as our Chief Financial Officer and Secretary.  We therefore do not have a separate lead director.  Our Board is responsible for overseeing risk management, and receives reports from our management periodically to the extent necessary.

Shareholder Communications

There has not been any defined policy or procedure requirements for stockholders to submit recommendations or nomination for directors. The Board does not believe that a defined policy with regard to the consideration of candidates recommended by stockholders is necessary at this time because it believes that, given the limited scope of the Company’s operations, a specific nominating policy would be premature and of little assistance until the Company’s business operations are at a more advanced level. There are no specific, minimum qualifications that the Board believes must be met by a candidate recommended by the Board. Currently, the entire Board decides on nominees, on the recommendation of any member of the Board followed by the Board’s review of the candidates’ resumes and interview of candidates. Based on the information gathered, the Board then makes a decision on whether to recommend the candidates as nominees for director. The Company does not pay any fee to any third party or parties to identify or evaluate or assist in identifying or evaluating potential nominees.

The Company does not have any restrictions on shareholder nominations under its Articles of Incorporation or By-laws. The only restrictions are those applicable generally under Nevada corporate law and the rules promulgated by the Securities and Exchange Commission, to the extent such rules are or become applicable. The Board will consider suggestions from individual shareholders, subject to evaluation of the person's merits. Stockholders may communicate nominee suggestions directly to the Board, accompanied by biographical details and a statement of support for the nominees. The suggested nominee must also provide a statement of consent to being considered for nomination. There are no formal criteria for nominees.

Because the management and directors of the Company are the same persons, the Board has determined not to adopt a formal methodology for communications from shareholders on the belief that any communication would be brought to the Board’s attention by virtue of the co-extensive capacities served by Messrs. Hartman and Scherr.

Meetings of the Board of Directors

During the fiscal year ended June 30, 2010, the Board did not have any board meetings. No compensation has been paid to the Company's directors for attendance at any meetings during the last fiscal year.

Legal Proceedings

To the Company’s knowledge, there are no material proceedings to which any current officer or director of the Company is a party adverse to the Company or has a material interest adverse to the Company.

COMPENSATION OF DIRECTORS AND OFFICERS

Executive Compensation

Presently, none of the Company's current or resigning officers has received or will receive any compensation for services rendered unto the Company. They all agreed to act without compensation until authorized by the Board of Directors. The Company has not entered into any employment agreements with our executive officers or other employees to date.

The following table sets forth information concerning cash and non cash compensation paid by the Company to its chief Executive Officer in 2008, 2009 and 2010. No executive officer received compensation in excess of $100,000 for either fiscal 2010, 2009 or 2008.

Name and Principal Position	Year Ended	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non- Equity Incentive Plan Compen sation ($)	All Other Compen sation ($)	Total ($)
Burke Green CEO, CFO	12/31/2010	$--	$--	--	--	--	--	$ --
President, Sole	12/31/2009	$--	$--	--	--	--	--	$ --
Director	12/31/2008	$--	$--	--	--	--	--	$ --

Director Compensation

None of the Company's current directors has received or will receive any compensation for services rendered unto the Company.

Grants of Plan-Based Awards

No plan-based awards were granted to any of our named executive officers during the fiscal year ended June 30, 2010.

Outstanding Equity Awards at Fiscal Year End

No unexercised options or warrants were held by any of our named executive officers at June 30, 2010. No equity awards were made during the fiscal year ended June 30, 2010.

Option Exercises and Stock Vested

No options to purchase our capital stock were exercised by any of our named executive officers, nor was any restricted stock held by such executive officers vested during the fiscal year ended June 30, 2010.

Pension Benefits

No named executive officers received or held pension benefits during the fiscal year ended June 30, 2010.

Nonqualified Deferred Compensation

No nonqualified deferred compensation was offered or issued to any named executive officer during the fiscal year ended June 30, 2010.

Potential Payments upon Termination or Change in Control

Our executive officers are not entitled to severance payments upon the termination of their employment or following a change in control.

Compensation Committee Interlocks and Insider Participation

During the fiscal year ended June 30, 2010, we did not have a standing compensation committee.  Our Board of Directors was responsible for the functions that would otherwise be handled by the compensation committee.  All directors participated in deliberations concerning executive officer compensation, including directors who were also executive officers, however, none of our executive officers received any compensation during the last fiscal year.  None of our executive officers has served on the Board of Directors or compensation committee (or other committee serving an equivalent function) of any other entity, any of whose executive officers served on our Board or Compensation Committee.

SECURITY OWNERSHIP OF CERTAIN

BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding beneficial ownership of the Company’s Common Stock as of March 31, 2011 (i) by each person who is known by us to beneficially own more than 5% of the Company’s Common Stock; (ii) by each of the officers and directors of Andina; and (iii) by all of the Company’s officers and directors as a group.

Address of Beneficial Owner (1)	Positions with the Company	Amount and Nature of Beneficial Ownership (2)	Percent of Class (2)

Andrew B. Scherr	Director and CFO	4,962,500 (3)	80.7%

Scott W. Hartman	CEO and President	4,962,500 (4)	80.7%

Burke Green 179 South 1950 East Layton, UT 84040	Director	39,800 (5)	*

All officers and directors as a group (3 persons named above)		5,002,300 (3)(4)(5)	81.4%

 * Less than 1%

(1)  Unless otherwise provided, the address of each person is 260 Madison Avenue, 8th Floor, New York, New York 10016.

(2)  Beneficial Ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. The percent of class has also been determined in accordance with rules of the Commission. For purposes of computing such percentage, as of March 31, 2011, there were 6,146,600 shares of the Company’s Common Stock outstanding.

(3)  Reflects shares of the Company’s Common Stock owned by Foster Jennings, Inc.  Mr Scherr currently serves as the Chief Financial Officer and as a director of Foster Jennings, Inc.  Mr. Scherr may be deemed to be the beneficial owner of such shares as a result of having the shared power to make voting and disposition decisions on behalf of FJ with respect to such Shares.

(4)  Reflects shares of the Company’s Common Stock owned by Foster Jennings, Inc.  Mr Hartman currently serves as the Chief Executive Officer and as a director of Foster Jennings, Inc.  Mr. Hartman may be deemed to be the beneficial owner of such shares as a result of having the shared power to make voting and disposition decisions on behalf of FJ with respect to such Shares.

(5) Includes 2,300 shares of the Company’s Common Stock held by Mr. Green’s wife and minor children.

Except as set forth below in this Information Statement under the heading “Change in Control,” there are no arrangements known to the Company, the operation of which may at a subsequent date result in a change in control of the Company.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our directors, executive officers, and stockholders holding more than 10% of our outstanding Common Stock to file with the SEC initial reports of ownership and reports of changes in beneficial ownership of our Common Stock.  Executive officers, directors, and persons who own more than 10% of our Common Stock are required by SEC regulations to furnish us with copies of all Section 16(a) reports they file.

Based solely upon a review of Forms 3, 4, and 5 delivered to us as filed with the SEC during our most recent fiscal year, below is the information with respect to failures of directors, officers and/or beneficial owners of more than ten percent of any class of equity securities of the Company to timely file reports under Section 16(a):

Name	Date of Reporting Event	Required Filing Date	Date of Filing
Burke Green	3/24/11	3/28/2011	3/29/11

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Other than as otherwise set forth in this Information Statement or in any reports filed by the Company with the SEC, there have been no related party transactions since the beginning of the Company’s last fiscal year, or any other transactions or relationships required to be disclosed pursuant to Item 404 of Regulation S-K.

The Company’s Board conducts an appropriate review of and oversees all related party transactions on a continuing basis and reviews potential conflict of interest situations where appropriate.  The Board has not adopted formal standards to apply when it reviews, approves or ratifies any related party transaction.  However, the Board believes that the related party transactions are fair and reasonable to the Company and on terms comparable to those reasonably expected to be agreed to with independent third parties for the same goods and/or services at the time they are authorized by the Board.

LEGAL PROCEEDINGS

From time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business.  However, litigation is subject to inherent uncertainties,

and an adverse result in these or other matters may arise from time to time that may harm our business.  We are currently not aware of any such legal proceedings or claims that we believe will have a material adverse affect on our business, financial condition or operating results.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We are required to file annual, quarterly and special reports, proxy statements and other information with the SEC.  You may read and copy any document we file at the SEC’s public reference rooms at 100 F Street, N.E., Washington, D.C. 20549.  You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549.  Please call the SEC at 1-800-SEC-0330 for more information on the operation of the public reference rooms.  Copies of our SEC filings are also available to the public from the SEC’s web site at.

SIGNATURE

In accordance with Section 14(f) of the Exchange Act, the Registrant has caused this Information Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

THE ANDINA GROUP, INC.

	By:	/S/ SCOTT W. HARTMAN
Name: Scott W. Hartman
Title: Chief Executive Officer
Dated: July 13, 2011